FOR IMMEDIATE RELEASE
CANADA SOUTHERN PETROLEUM AGREES TO US$9.75 PER SHARE OFFER FROM CANADIAN OIL SANDS
Calgary, Alberta, June 19th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF) (TSX: CSW) today announced that the Board has agreed to terms with a wholly owned subsidiary of Canadian Oil Sands Trust (“Canadian Oil Sands”) (TSX: COS.UN) on a friendly transaction under which Canadian Oil Sands would acquire all of the outstanding common shares of Canada Southern for US$9.75 per share, all cash. The total value of the transaction is approximately US$146 million.
Following extensive negotiations with a number of interested parties about a potential acquisition of the Company, the Canada Southern Board has determined that the Canadian Oil Sands offer is fair to all shareholders and unanimously recommends shareholders accept the offer. Canada Southern’s financial advisor, CIBC World Markets Inc., has also provided an opinion to the Canada Southern Board that the consideration to be received under the Canadian Oil Sands offer is fair, from a financial point of view, to the shareholders of Canada Southern.
The Canadian Oil Sands offer represents a 11% premium to the closing price on NASDAQ on June 16th, a 30% premium to the Petro-Canada offer, and a 105% premium to the closing price on NASDAQ on May 10th, the day before Petro-Canada announced its intention to make an offer for the Company.
Richard C. McGinity, Chairman of the Canada Southern Board, said: “In response to Petro-Canada’s hostile bid, we began an active and thorough process to identify a range of value maximizing alternatives for the Company. Over the past several weeks, we received serious interest from a number of parties. We tested the market, and in the end, Canadian Oil Sands came forward with the best offer.”
“This is a very attractive transaction for Canada Southern shareholders. It provides them with immediate, strong and certain value for their company and its assets,” added McGinity.
Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that Canadian Oil Sands would own at least 66 2/3% of Canada Southern’s shares on a fully-diluted basis, the receipt of any remaining regulatory approvals, no material adverse changes to Canada Southern and certain other conditions.
Under the terms of the pre-acquisition agreement signed Sunday, Canadian Oil Sands has the right to match any offer made by another bidder. The pre-acquisition agreement also provides for the payment of a fee to Canadian Oil Sands by Canada Southern of up

to 4% of the value of the transaction in the event that the offer is not completed upon the occurrence of certain events.
Canada Southern will issue a Directors’ Circular regarding the offer. It will contain important information for shareholders, including the Board recommendation in favour of the Canadian Oil Sands offer.
In connection to the Canadian Oil Sands offer, Canada Southern will file certain materials with the United States Securities and Exchange Commission (SEC), including a Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s web site at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern Petroleum, #250 – 706 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1 (403) 269 7741, Attention: Corporate Secretary.
Update on the Petro-Canada Offer
The Canada Southern Board maintains its unanimous recommendation that shareholders should reject the Petro-Canada offer and not tender their shares to that offer. If shareholders have already tendered to the Petro-Canada offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-800-678-1770.
About Canadian Oil Sands Trust
Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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